# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nephros, Inc., CIK 0001196298
CUSIP: 640671400
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 380 Lackawanna Place, South Orange, New Jersey (NJ), 7079
Date of event which requires filing of this statement: 09/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001001391

## Reporting persons
- Charles E. Davidson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 616,945; shared voting power 0; sole dispositive power 616,945; shared dispositive power 0; aggregate amount beneficially owned 616,945 (5.68% of the class)
- CD Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 616,945; shared voting power 0; sole dispositive power 616,945; shared dispositive power 0; aggregate amount beneficially owned 616,945 (5.68% of the class)

## Item 1. Issuer
Name of issuer: Nephros, Inc.
Address of issuer's principal executive offices: 380 Lackawanna Place South Orange, New Jersey 07079

## Item 2. Person Filing
Name of person filing: Charles E. Davidson ("Davidson") and CD Holding Company, LLC ("CD Holdings", and together with Davidson, the "Reporting Persons") are hereby jointly filing this Schedule 13G because such Reporting Persons may be deemed to beneficially own the same securities named in Item 1 due to certain affiliations among the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13G (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.
Citizenship: Davidson is United States citizen. CD Holdings is formed in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Davidson may, by reason of his status as a controlling person of CD Holdings, be deemed to own beneficially the securities held by CD Holdings.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The information in Row 11 is calculated on the basis of 10,860,120 shares of Common Stock issued and outstanding as of August 7, 2026, as reported by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 10, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Davidson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Charles E. Davidson: /s/ Charles E. Davidson, Charles E. Davidson (09/16/2026)
- CD Holding Company, LLC: /s/ Charles E. Davidson, Charles E. Davidson, Manager and President (09/16/2026)